SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of April 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated June 1, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 29, 2004

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Reports Positive Second Quarter Results

Burnaby, B.C., Canada — July 29, 2004 — Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) today announced its financial results for the second quarter of 2004. Spectrum reports all results in US dollars and in accordance with US GAAP. Second quarter financial highlights include:

•	Revenues of $4.2 million;

•	Gross margins of 60%;

•	Net operating expenses of $2.4 million;

•	Net earnings of $0.2 million; and,

•	A cash balance of $2.1 million at June 30, 2004.

“At the beginning of this year, we communicated our goal of returning Spectrum to outright profitability over the course of 2004,” said Mr. Brent Flichel, Spectrum’s Chief Financial Officer. “I’m pleased to announce that we have achieved this milestone in our second quarter. Looking forward, we expect to maintain a profitable base business from which to grow our portfolio of design-ins.”

FINANCIAL RESULTS

Revenues for the second quarter of 2004 were $4.2 million, a decrease of 2% compared to revenues of $4.3 million for the first quarter of 2004 and an increase of 2% compared to revenues of $4.1 million for the second quarter of 2003. Wireless revenues were $3.0 million for the second quarter of 2004, an increase of 7% compared to wireless revenues of $2.8 million for the first quarter of 2004 and an increase of 36% compared to wireless revenues of $2.2 million for the second quarter of 2003. Packet-voice revenues were $1.2 million for the second quarter of 2004, a decrease of 20% compared to packet-voice revenues of $1.5 million for the first quarter of 2004 and a decrease of 37% compared to packet-voice revenues of $1.9 million for the second quarter of 2003. The year-over-year decrease in packet-voice revenues reflects the company’s residual product and services revenues earned pursuant to an agreement concluded with UTStarcom in December 2003. The company’s packet-voice revenues are expected to decline over the second half of 2004.

Gross margins for the second quarter of 2004 were 60%, compared to 58% for the first quarter of 2004 and 42% for the second quarter of 2003.

Operating expenses for the second quarter of 2004 were $2.4 million, compared to $4.8 million for the first quarter of 2004 and $4.2 million for the second quarter of 2003. Operating expenses for the second quarter of 2004 included a $0.2 million expense offset recorded pursuant to the Company’s research and development funding agreement with Technology Partnerships Canada (TPC). Operating expenses for the first quarter of 2004 included restructuring related charges of $2.6 million and TPC expense offsets of $0.6 million.

Spectrum recorded net earnings of $153,000 for the second quarter of 2004, or $0.01 per share, compared to a net loss of $2.3 million, or $0.16 per share, for the first quarter of 2004 and a loss of $2.5 million, or $0.17 per share, for the second quarter of 2003.

Spectrum’s cash position, net of bank indebtedness, at June 30, 2004 stood at $2.1 million, compared to $1.3 million at March 31, 2004.

OPERATIONAL HIGHLIGHTS

During the second quarter of 2004, Spectrum announced:

•	A $1.2 million contract award from an international defense contractor for the supply of six SDR-3000 platforms for use in the development and field trial testing of an electronic warfare system;

•	A contract award from Lockheed Martin Space Systems which will use Spectrum’s SDR-3000 platform to develop advanced communications systems targeted at a variety of defense communications programs;

•	The achievement of a Joint Tactical Radio System (JTRS) milestone via the successful port of a software-defined version of the COBRA waveform to Spectrum’s SDR-3000 platform thereby proving the premise of waveform portability across JTRS radio platforms; and,

•	A contract award from Oakridge National Labs, which will use Spectrum’s SDR-3000 platform to develop and demonstrate multi-standard Radio Frequency Identification (RFID) readers.

CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on July 29, 2004 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone by dialing 1.877.211.7911, or via audio webcast at www.spectrumsignal.com. A replay of the call will be available from July 29, 2004 to August 3, 2004 and can be accessed by dialing 1.416.695.5800 followed by the access code 3079977#, or by visiting www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Brent Flichel, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING, INC.

Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, MD, provides applications engineering services and modified COTS platforms to the U.S. Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

TM flexComm is a trademark of Spectrum Signal Processing, Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$4,093	$4,187	$9,795	$8,467
Cost of sales	2,372	1,667	4,523	3,470

	1,721	2,520	5,272	4,997
Expenses
Administrative	1,110	896	2,257	1,994
Sales and marketing	1,317	551	2,569	1,230
Research and development	1,418	799	2,278	1,107
Amortization	226	155	419	287
Write-down of capital assets	—	—	—	270
Restructuring charges	114	(34)	176	2,295

	4,185	2,367	7,699	7,183
Earnings (loss) from operations	(2,464)	153	(2,427)	(2,186)
Other
Interest expense	9	1	15	10
Other income	—	(1)	(2)	(1)

	9	—	13	9

Net earnings (loss)	(2,473)	153	(2,440)	(2,195)
Deficit, beginning of period	(15,128)	(22,301)	(15,161)	(19,953)

Deficit, end of period	$(17,601)	$(22,148)	$(17,601)	$(22,148)

Earnings (loss) per share
Basic	$(0.17)	$0.01	$(0.17)	$(0.14)
Diluted	$(0.17)	$0.01	$(0.17)	$(0.14)
Weighted average shares
Basic	14,732,391	17,252,239	14,732,391	16,099,221
Diluted	14,732,391	18,619,916	14,732,391	16,099,221

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Spectrum Signal Processing, Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	June 30,
	2003	2004
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$458	$2,070
Restricted cash	—	43
Trade receivables, net of allowance for doubtful accounts of $290 (2003 - $297)	3,930	3,439
Receivable from Technology Partnerships Canada	298	460
Inventories	1,824	1,983
Prepaid expenses	120	204

	6,630	8,199
Capital assets	1,778	1,336
Other assets	—	286

	$8,408	$9,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,859	$2,065
Accrued liabilities	1,945	2,359

	3,804	4,424
Long-term obligations	714	842
Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 17,555,443 (2003 - 14,751,724)	24,997	27,789
Additional paid-in capital	667	667
Warrants	—	68
Deficit	(19,953)	(22,148)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	4,555

	$8,408	$9,821

Spectrum Signal Processing, Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$(2,473)	$153	$(2,440)	$(2,195)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	226	170	419	307
Write-down of capital assets	—	—	—	270
Deferred charge	—	—	—	(306)
Non-cash portion of restructuring charges	114	(34)	176	1,348
Changes in operating assets and liabilities
Restricted cash	—	56	—	(43)
Accounts receivable	1,976	971	1,557	329
Inventories	(317)	(274)	(477)	(159)
Prepaid expenses	(69)	(52)	(130)	(84)
Accounts payable	489	(291)	883	206
Accrued liabilities	52	(598)	(380)	(588)

Net cash provided by (used for) operating activities	(2)	101	(392)	(915)

Cash flows from investing activities
Purchase of capital assets	(190)	(11)	(464)	(115)

Net cash used for investing activities	(190)	(11)	(464)	(115)

Cash flows from financing activities
Issue of shares from share options	—	664	—	664
Issue of shares for cash, net of issue costs	—	—	—	1,978

Net cash provided by financing activities	—	664	—	2,642

Net increase (decrease) in cash and cash equivalents during the period	(192)	754	(856)	1,612
Cash and cash equivalents, beginning of period	2,816	1,316	3,480	458

Cash and cash equivalents, end of period	$2,624	$2,070	$2,624	$2,070

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.